RICHARD A. KRANTZ

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

December 5, 2006

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	FuelCell Energy Inc.
Form 10-K for the year ended October 31, 2005
Filed January 17, 2006
File No. 001-14204

Dear Ms. Tillan:

This correspondence is in response to the Staff’s comments in our telephone conversation on September 15, 2006 relating to FuelCell Energy, Inc. (“FuelCell” or the “Company”).

1.	The Staff concluded that the Series 1 Preferred Shares issued by FuelCell Energy, Ltd. should be accounted for as redeemable minority interest in the Company’s consolidated financial statements.

FuelCell Response:

The Company acknowledges the Staff’s comments and will adjust its financial statements to reflect the Series I Preferred Shares as Redeemable Minority Interest.

The Company has analyzed the impact on prior period consolidated financial statements resulting from the correction in its accounting for the Series 1 Preferred Shares to redeemable minority interest and determined that the impact is not material. Accordingly, the Company is proposing to reflect the appropriate amounts for redeemable minority interest and the embedded derivative fair values in its fourth quarter earnings release to be furnished on Form 8-K and in its 2006 Form 10-K for the period ended October 31, 2006.

Ms. Kate Tillan
Securities and Exchange Commission
December 5, 2006

The Company has included its SAB 99 Topic M materiality analysis below supporting its proposal to correct this accounting as discussed above. The Company also refers the Staff to Appendix A, which includes “as reported” and “if corrected” statements of operations and balance sheets for all historical periods impacted.

To correct this accounting, the Company is going to record the cumulative effect in its fourth quarter 2006 financial statements. The Company refers the Staff to Appendix B, which includes unaudited “prior to correction” and “to be reported” statements of operations and balance sheets as of and for the three and twelve months ended October 31, 2006 as well as the correcting journal entry. For comparability with historical periods to be presented in its fourth quarter earnings release to be furnished on Form 8-K and in its 2006 Form 10-K, the Company is going to reclassify the Series 1 Preferred shares to redeemable minority interest in the historical financial statements.

2.
The Staff also stated that the Company should evaluate the Series 1 Preferred Shares for all potential embedded derivatives, determine the appropriate accounting for each and reflect the results, as appropriate, in the Consolidated Financial Statements. Additionally, the Company should evaluate the variable share settlement feature under EITF 00-19 to determine if any other contracts are linked to the Company’s equity instruments and need to be reclassified.

FuelCell Response:

The Company analyzed the Series 1 Preferred security in accordance with SFAS 133 to identify all embedded derivatives and determined that the following derivatives required bifurcation from the host contract:  (1) the conversion feature allowing holders to convert into shares of FuelCell common stock and (2) the variable dividend obligation linked to FuelCell’s common stock price. The valuation of these derivatives, which is discussed in more detail below, resulted in an aggregate fair value of $0.2 million as of October 31, 2006. The Company will mark this instrument to market in future periods.

The Company also considered whether any embedded foreign currency derivative instruments were present as the Series 1 Preferred Shares are denominated in Canadian dollars. Both the subsidiary issuing the Series 1 Preferred Shares, FuelCell Energy, Ltd., and the holder of the Series 1 Preferred Shares, Enbridge, are domiciled in Canada and employ the Canadian dollar as their functional currency. Additionally, dividends and redemption amounts (if settled in cash) are both payable in Canadian dollars. Therefore, analogizing to the guidance in paragraph 15 of SFAS 133, which states that an embedded foreign currency derivative instrument should not be bifurcated from the host contract if it requires payments denominated in “the functional currency of any substantial party to that contract,” the Company does not believe that a foreign currency derivative instrument is required to be bifurcated from the Series 1 Preferred Shares and accounted for separately. Notwithstanding the above, the foreign currency impact was considered in the valuation of the conversion feature and variable dividend embedded derivatives, which do require bifurcation.

The Company also determined that the redemption feature was an embedded derivative. However, the redemption feature was determined to be clearly and closely related to the host contract and therefore did not require bifurcation.

Ms. Kate Tillan
Securities and Exchange Commission
December 5, 2006

The Company analyzed the fair value of each embedded derivative that required bifurcation utilizing a valuation expert. The conversion feature was valued using a lattice model. This is a one-factor model used to project stochastic stock prices, while risk free rates, discount rates and foreign exchange rates are deterministic factors. Based on the pay-off profiles of the preferred security, it is assumed that the issuer will exercise the call option to force conversion in 2020. Conversion after 2020 delivers a fixed pay-off to the investor, and is modeled as a fixed payment in 2020. The cumulative dividend is modeled as a quarterly cash dividend component (to satisfy the minimum dividend payment requirement), and a one time cumulative dividend payment in 2010. The cumulative dividend is compounded at a 2.45% quarterly rate. Call option strikes are adjusted for the cumulative dividend and the conversion ratio is adjusted by the accreted notional until 2010. The value of the conversion option was estimated through a 'with and without' approach by valuing the preferred with the conversion feature turned on and off and measuring the valuation difference.

The variable dividend was valued using a Monte Carlo simulation model. The embedded derivative is defined as the difference between the value of a normal 5% quarterly dividend payment stream, and the value of the stock-price and foreign-exchange-rate-linked dividend payment stream. Future stock prices and exchange rates are simulated following geometric Brownian motion to determine the stock/FX linked dividend going out to the year 2020, when the preferred security is assumed to be converted.

The assumptions used in both valuation models discussed above include historical stock price volatility of 45%, risk-free interest rate of 5% and a credit spread of 800 basis points based on the yield indices of technology high yield bonds, foreign exchange volatility of 7% as the security is denominated in Canadian dollars, and the closing price of the Company’s common stock to determine the fair value of the derivatives.

Ms. Kate Tillan
Securities and Exchange Commission
December 5, 2006

The Company also advises the Staff that it has reviewed and determined that it has no other contracts that are linked to the Company’s equity instruments that would require reclassification in accordance with EITF 00-19.

Materiality Analysis

Management reviewed the impact of both the minority interest accounting change and the impact of the embedded derivatives with the Company’s Independent Registered Public Accounting Firm. Management has analyzed the materiality of these accounting changes on all historical reporting periods impacted in accordance with SAB 99, Topic M, and does not believe the impact of these changes would be considered significant to the users of its financial statements for any of the historical reporting periods impacted. For example, historical net loss to common shareholders would have been $0.2 million lower for fiscal 2004, $0.1 million higher for fiscal 2005 and $0.3 million higher for the nine-month period ended July 31, 2006. All of these historical changes represent less than a 1% change to net loss to common shareholders. The Company refers the Staff to Appendix A, which includes “as reported” and “if corrected” statements of operations and balance sheets for all historical periods impacted.

SAB 99 states that the FASB rejected a formulaic approach to discharging the onerous duty of making materiality decisions. SAB 99 goes on to state that “magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.” SAB 99 states that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Management analyzed the following considerations outlined in SAB 99:

•	Consideration - whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
Management response - this misstatement arises from an item capable of precise measurement, no estimate is involved in accounting for the Series 1 Preferred Shares as redeemable minority interest.

•	Consideration - whether the misstatement masks a change in earnings or other trends.

Ms. Kate Tillan
Securities and Exchange Commission
December 5, 2006

Management response - the size of the misstatements in relation to net loss to the common shareholders actually reported by the Company for the historical periods impacted does not mask any earnings or loss trends.

•	Consideration - whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
Management response - the misstatement results in a decrease of loss per share to common shareholders for fiscal 2004 of $.01. The misstatement does not result in a change to loss per share to common shareholders for fiscal 2005. The misstatement results in an increase of loss per share to common shareholders for the nine months ended July 31, 2006 of $.01, however, the Company did not meet analysts’ consensus expectations for the three months ended July 31, 2006 as reported.

•	Consideration - whether the misstatement changes a loss into income or vice versa.
Management response - there is no change from a loss to income or vice versa. The misstatements change the Company’s net loss to common shareholders previously reported by less than one percent for fiscal 2005, 2004 and the nine-month period ended July 31, 2006.

•
Consideration - whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Management response - not applicable, this misstatement does not relate to any one particular portion of the Company’s business.

•	Consideration - whether the misstatement affects the registrant’s compliance with regulatory requirements.
Management response - not applicable, management is not aware of any regulatory requirements that this mistatement would affect compliance with.

•	Consideration - whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
Management response - not applicable, the Company does not have any loan covenants or other contractual requirements that would be impacted by this mistatement.

Ms. Kate Tillan
Securities and Exchange Commission
December 5, 2006

•
Consideration - whether the misstatement has the effect of increasing managements’ compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Management response - not applicable, managements’ compensation would not be impacted.

•	Consideration - whether the misstatement involves concealment of an unlawful transaction.
Management response - not applicable, this correction does not involve an unlawful transaction.

•	Consideration - probability that the judgment of a reasonable person relying upon the report would have been changed or influenced:

Management response - Management does not believe that users of the Company’s financial statements would be influenced by this correction. Due to the Company’s relatively early stage of commercialization, the level of losses being incurred by the Company and the numerous risks involved when investing in such an early stage company trying to commercialize its technology, management does not believe a reasonable person relying on the Company’s financial report would be influenced by a correction resulting in an increase in net loss to common shareholders of such a small amount. At this stage in the Company’s development, management believes that investors are primarily concerned with the amount of cash available to support commercialization, the Company’s ability to reduce product costs, increase order volume, ensure the reliability of its power plants, and continue meeting customer expectations for our products.

Conclusion

Based on the considerations noted above in accordance with the guidance provided in SAB 99 Topic 1M, management’s assessment is that this correction and the impact on the Company’s financial statements would not be considered material to the users of the Company’s financial statements.

Ms. Kate Tillan
Securities and Exchange Commission
December 5, 2006

FuelCell acknowledges the following:

-	FuelCell is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended October 31, 2005;

-
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to FuelCell’s Form 10-K for the year ended October 31, 2005; and

-	FuelCell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard A. Krantz

Richard A. Krantz

cc: Joseph G. Mahler

			Appendix B
FuelCell Energy, Inc.
Condensed Comparative Financial Statements - 10/31/2006

	4Q 2006 - Unaudited		Fiscal 2006 - Unaudited
Statement of Operations	Prior to correction	To be Reported	Prior to correction	To be Reported
Loss from operations	$(25,451)	$(25,451)	$(81,041)	$(81,041)
License fee income (expense), net	(3)	(3)	42	42
Interest expense	(27)	(27)	(103)	(103)
Loss from equity investments	(113)	(113)	(828)	(828)
Interest and other income, net	1,455	1,455	5,951	5,951
Loss on derivatives	-	(233)		(233)
Loss before provision for income taxes	(24,139)	(24,372)	(75,979)	(76,212)
Provision for income taxes	-	-	-	-
Loss from continuing operations, before redeemable minority interest	(24,139)	(24,372)	(75,979)	(76,212)
Redeemable minority interest	-	107	-	107
Loss from continuing operations	(24,139)	(24,265)	(75,979)	(76,105)
Discontinued operations, net of tax	-	-	-	-
Net loss	(24,139)	(24,265)	(75,979)	(76,105)
Preferred stock dividends	(1,077)	(802)	(9,216)	(8,117)
Net loss to common shareholders	$(25,216)	$(25,067)	$(85,195)	$(84,222)

	As of 10/31/06 - Unaudited
Balance Sheet	Prior to correction	To be Reported
Total current liabilities	$27,842	$27,842
Deferred contract revenue	6,723	6,723
Derivative liabilities	-	233
Long-term debt and other liabilities	444	444
Total liabilities	35,009	35,242
Redeemable minority interest	-	10,665
Series B Preferred shares	59,950	59,950
Shareholders' equity:
Series B Preferred shares	-	-
Preferred shares of subsidiary	12,547	-
Common stock	5	5
APIC	465,462	470,045
Accumulated Deficit	(366,321)	(369,255)
Treasury stock, at cost	(158)	(158)
Deferred compensation	158	158
Total shareholders' equity	111,693	100,795
Total liabilities and shareholders' equity	$206,652	$206,652

4Q06 Journal Entry:			Description
Preferred shares of subsidiary	12,547		To eliminate preferred share of subsidiary
Redeemable minority interest (Bal. Sheet)		10,665	To record redeemable minority interest at fair value as of 10/31/06
Derivative liability		233	To record fair value of derivative at 10/31/06
Additional Paid in Capital		1,775	To ajust APIC for historical accretion for preferred shares of sub
Additional Paid in Capital		2,808	To reclasify historical dividends paid from APIC to accumulated deficit
Accumulated Deficit	2,808		To reclasify historical dividends paid from APIC to accumulated deficit
Loss from minority interest		107	To adjust fair value of minority interest based on revised accounting at 10/31/06
Loss on derivatives	233		To record fair value of derivative at 10/31/06
	15,588	15,588

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